UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2014 and 2013,
Supplemental Schedules as of and for the year ended December 31, 2014, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of Big Lots, Inc.:
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of (1) Schedule G, Part III-Schedule of Nonexempt Transactions, (2) Schedule H, line 4a - Schedule of Delinquent Participant Contributions, and (3) Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 25, 2015

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
Assets
Investments, at fair value (See Note C):
Big Lots, Inc. common shares	$22,607,778	$21,254,279
Mutual funds	121,462,777	115,018,825
Common/Collective trust	43,295,702	45,118,247
Total investments	187,366,257	181,391,351

Receivables:
Company contribution	5,513,597	5,298,081
Notes from participants,
net of allowance for defaulted loans (See Note B)	9,121,299	8,922,211
Total receivables	14,634,896	14,220,292

Other assets:
Fee income receivable	4,299	6,682
Due from brokers	—	2,241
Accrued income	3	4
Total other assets	4,302	8,927
Total assets	202,005,455	195,620,570

Liabilities
Administrative expenses payable	134,005	153,418
Due to brokers	—	2,241
Total liabilities	134,005	155,659

Net assets reflecting investments at fair value	201,871,450	195,464,911

Adjustments from fair value to contract value for fully benefit responsive investment contract	(343,683)	(268,888)

Net assets available for benefits	$201,527,767	$195,196,023

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$11,679,517	$24,315,752
Dividends	2,386,209	1,698,570
Fee income	23,961	23,547
Total investment income	14,089,687	26,037,869

Interest income on notes from participants	374,311	363,581

Contributions:
Company	5,513,597	5,298,093
Participant	9,847,488	9,436,687
Rollover	335,114	621,072
Total contributions	15,696,199	15,355,852
Total additions	30,160,197	41,757,302

Deductions from net assets attributed to:

Benefits paid to participants	23,238,394	19,844,786
Administrative expenses	590,059	643,995
Total deductions	23,828,453	20,488,781
Net increase in net assets available for benefits	6,331,744	21,268,521

Net assets available for benefits:
Beginning of year	195,196,023	173,927,502
End of year	$201,527,767	$195,196,023

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all U.S. employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee - Wells Fargo Bank, N.A. (the “Trustee”) is the Trustee and Plan Administrator of the Plan.

Administration - The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions - Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, a participant may elect to make a voluntary tax-deferred or after tax contribution up to 50% of their annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are limited by section 402(g) of the Code to an annual maximum of $17,500 in 2014 and 2013. Additional contributions of up to $5,500 in 2014 and 2013 are allowed under the Code for all eligible participants at least age 50 by the end of the respective Plan years. The annual Company matching contribution is 100 percent of the first two percent and 50 percent of the next four percent of participant contributions and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff), or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. No profit sharing contributions were made in 2014 or 2013.

Participant Accounts - Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant's vested account.

Administrative Expenses and Fees - The Plan participants pay administrative expenses of the Plan through revenue sharing arrangements between the Plan's investment funds and the Plan's trustee, and through fees deducted directly from participant accounts. Revenue sharing and sub transfer fees are credited directly into the Plan's trust accounts. The Plan allocates fee income into the accounts of those participants investing in those funds that have revenue sharing arrangements.

The Company pays other expenses for the administration of the Plan except for loan administration fees and distribution processing fees, which are allocated to the participant's account. Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

Investments - Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan. Effective September 1, 2006, the Plan no longer offers shares of the Company's common stock as an investment option. Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company's common stock within the Plan. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Target Retirement portfolio, which is an investment strategy holding the appropriate Plan underlying funds based on the participant’s date of birth.

Vesting - Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested percentage
Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments - Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 ½ and has a vested interest value of at least $1,000. The portion of the Company's matching contribution that is not fully vested will be forfeited at the time employment terminates.

A participant, upon reaching age 59 ½, may withdraw up to 100% of the participant’s vested account balance. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, participants will become fully vested in their accounts and the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant's account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.

Forfeited Accounts - Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $77,074 and $63,770 in 2014 and 2013, respectively, from forfeited nonvested accounts. There were no unused forfeitures at December 31, 2014 and 2013.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Columbia Trust Stable Income I-0 Fund (previously known as RiverSource Trust Income Fund A) invests in fully benefit-responsive contracts. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

See “Note C. Fair Value Measurements” below for discussion of fair value measurements.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments are recorded when paid.

Notes from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income from participants is recorded when it is earned. Related loan fees are paid to the Trustee by the fee being deducted from the proceeds of the original loan amount. An allowance for defaulted loans of $269,401 and $192,694 has been recorded for December 31, 2014 and 2013, respectively, within benefits paid.

Recent Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”). ASU 2015-07 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, to remove the requirement to categorize with the fair value hierarchy all investments for which fair value is measured using the net asset per share practical expedient as well as to remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments are to be applied retrospectively and are effective for annual periods beginning after December 15, 2015, with early application permitted. The Company plans to adopt ASU 2015-07 in the 2015 financial statements of the Plan.

Subsequent Events - Management has evaluated events and transactions subsequent to the financial statement date. Based on this evaluation, management is not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the financial statement date but prior to filing that would require recognition or disclosure in these financial statements.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

C.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 and the lowest priority to Level 3.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market (Level 1).

Common collective trust: Valued at the respective NAV as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The common collective trust invests primarily in investment contracts issued by insurance companies, banks, and other financial institutions. The Plan does not have any contractual obligations to further invest in this fund. The NAV is a quoted price in a market that is not active (Level 2).

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

The following table sets forth the Plan's investment assets at fair value as of December 31, 2014 and 2013, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$22,607,778	$—	$—	$22,607,778

Mutual funds:
Index funds	33,395,407	—	—	33,395,407
Growth funds	32,229,918	—	—	32,229,918
Bond funds	15,416,714	—	—	15,416,714
Value funds	13,885,314	—	—	13,885,314
Balanced funds	13,022,955	—	—	13,022,955
International funds	12,972,149	—	—	12,972,149
Money market fund	540,320	—	—	540,320
Total mutual funds	121,462,777	—	—	121,462,777

Common/Collective trust:
Fixed income (a)	—	43,295,702	—	43,295,702
Total	$144,070,555	$43,295,702	$—	$187,366,257

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$21,254,279	$—	$—	$21,254,279

Mutual funds:
Index funds	30,776,688	—	—	30,776,688
Growth funds	30,473,366	—	—	30,473,366
Bond fund	14,784,800	—	—	14,784,800
International funds	13,626,960	—	—	13,626,960
Balanced funds	12,654,906	—	—	12,654,906
Value funds	12,371,835	—	—	12,371,835
Money market fund	330,270	—	—	330,270
Total mutual funds	115,018,825	—	—	115,018,825

Common/Collective trust:
Fixed income (a)	—	45,118,247	—	45,118,247
Total	$136,273,104	$45,118,247	$—	$181,391,351

(a)
Investment seeks to provide income consistency. The fund is invested in the Columbia Trust Stable Income Fund I-0 (previously known as RiverSource Trust Income Fund A), which may invest in fixed-income instruments, stable value investment contracts issued by various banks, life insurance companies and other financial institutions and in units of collective investment funds with investment objectives similar to those of this fund.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

D.	TAX STATUS

The Plan obtained its latest determination letter on April 15, 2014, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since the version that the determination letter applies to, the Plan administrator believes that the is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2011.

E.	INVESTMENTS

The fair value of individual investments that represent five percent or more of Plan net assets at December 31, 2014 and 2013 are as follows:

	2014	2013
Columbia Trust Stable Income I-0 Fund*	$43,295,702	$45,118,247
Vanguard Institutional Index Fund	33,395,407	30,776,688
Big Lots, Inc. common shares	22,607,778	21,254,279
The Growth Fund of America	15,476,168	14,999,617
PIMCO Total Return Fund	13,734,015	12,173,519
American Balanced Fund	13,022,955	12,654,906
Artisan International Fund	12,972,149	13,626,960
Baron Growth Fund	11,678,147	12,405,365

*Formerly Riversource Trust Income Fund A

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
Big Lots, Inc. common shares	$4,913,105	$3,112,331
Mutual funds	6,258,006	20,637,373
Common/Collective trust	508,406	566,048
Net appreciation	$11,679,517	$24,315,752

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

F.	RISKS AND UNCERTAINTIES

The Plan provides for the various investment options. Any investment is exposed to various risks, such as interest rate, credit and overall market volatility risk. These risks could result in a material effect on participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

G.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their accounts.

H.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

I.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per these financial statements to Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$201,527,767	$195,196,023
Add: Adjustment from fair value to contract value for fully
benefit-responsive contract	343,683	268,888
Net assets available for benefits per Form 5500	$201,871,450	$195,464,911

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2014, to Form 5500 net income:

Net increase in assets per the financial statements	$6,331,744
Less: Adjustment from fair value to contract value for fully benefit-responsive
contract at December 31, 2013	(268,888)
Add: Adjustment from fair value to contract value for fully benefit-responsive
contract at December 31, 2014	343,683
Net income per Form 5500	$6,406,539

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

(a) Identity of party involved		(b) Relationship to plan, employer, or other party-in-interest
Big Lots, Inc.		Plan sponsor

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
During 2011 through 2014, expenses totaling $3,053 of the Plan sponsor and $2,771 in overpayment of invoices were improperly paid by the Plan. During 2014 the Plan was reimbursed for the principal and related earnings. In addition the sponsor of the plan filed the appropriate excise tax returns.

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
$—	$—	$—	$—

(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
$5,824	$7,320	$—

The notes to the financial statements are an integral part of this schedule.

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4a -SCHEDULE OF DELINQUENT CONTRIBUTIONS
DECEMBER 31, 2014

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
		$8,576,026
Check Here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP
	$ -	$8,576,026	$ -	$ -

The notes to the financial statements are an integral part of this schedule.

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 564,912 shares		$22,607,778

	Common/Collective trust:
	Columbia Trust	Stable Inc I-0 Fund: 4,086,776 units		43,295,702

	Mutual funds:
	Vanguard	Institutional Index Fund: 177,004 shares		33,395,407
	The Growth Fund of America	Growth Fund: 362,609 shares		15,476,167
	PIMCO	Total Return Fund: 1,288,369 shares		13,734,015
	American	Balanced Fund: 525,968 shares		13,022,955
	Artisan	International Fund: 430,254 shares		12,972,149
	Baron	Growth Fund: 159,450 shares		11,678,147
	American Century	Equity Income Fund: 748,673 shares		6,558,375
	Royce	Total Return Fund: 325,713 shares		4,758,670
	Hussman	Strategic Growth Fund: 379,764 shares		3,410,283
	Washington Mutual	Investors Fund: 62,702 shares		2,568,269
	Vanguard	Inflation Pro Sec Fund: 65,044 shares		1,682,700
	PIMCO	All Asset Fund: 143,562 shares		1,665,320
	* Wells Fargo	Money Market Fund: 540,320 shares		540,320
				121,462,777

	* Notes receivable from participants	4.25% - 10.50%	—	9,121,299

	TOTAL			$196,487,556

	*	Party-in-interest
	**	Cost is not applicable for participant-directed investments

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 25, 2015	By: /s/ Timothy A. Johnson
Timothy A. Johnson
Executive Vice President and Chief Financial Officer